Exhibit 99.1

Filed by HC2 Holdings, Inc.

(Commission File No. 001-35210)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934 as amended

Subject Company: MCG Capital Corporation

(Commission File No. 814-00239)

FOR IMMEDIATE RELEASE

HC2 ADDRESSES STATEMENTS MADE BY MCG CAPITAL CORPORATION

AND FURTHER REVISES OFFER

New York, NY – June 2, 2015 – HC2 Holdings, Inc. (“HC2”) (NYSE MKT: HCHC) announced today that it has sent a letter to MCG Capital Corporation (“MCGC”) addressing inaccurate comments made by MCGC and highlighting their responsibility to maximize value for stockholders. HC2 has also modified certain terms that it believes makes the proposed offer even more attractive to MCGC stockholders. The following is a copy of the letter sent to MCGC’s Board of Directors by HC2 regarding its offer.

June 2, 2015

Board of Directors

MCG Capital Corporation

1001 19th Street North, 10th Floor

Arlington, Virginia 22209

Attention: Richard W. Neu, Chairman of the Board

Ladies and Gentlemen:

We were surprised and disappointed at the conclusion you reached in evaluating our May 19th proposal to acquire MCG Capital Corporation (“MCG”) for $5.25 per share.

We believe you should give your stockholders the benefit of evaluating HC2 and our proposal to acquire MCG with accurate, complete and up-to-date information. To that end, we question why neither MCG nor its advisors have made any effort to speak with me, my counsel, HC2 management or HC2’s advisors to get their facts correct.

Separately, let me address certain of the questions and issues you have raised regarding the risks associated with pursuing HC2’s economically superior transaction instead of your pending transaction with PennantPark Floating Rate Capital Ltd. (“PFLT”) so that there can be no doubt that the HC2 transaction is superior to the PFLT transaction and does not expose MCG stockholders to unnecessary risks to realize that value:

•	You erroneously state that HC2’s proposal requires SEC clearance. That is simply untrue. Just like the PFLT transaction, the HC2 transaction requires stockholder approval and completion of a registration statement. HC2 is confident that it can deliver voting commitments to MCG from the percentage of its stockholders necessary to approve the issuance of HC2 common stock to MCG stockholders prior to the execution of a definitive merger agreement. However, to further assuage any concern you may have, HC2 will reimburse MCG in respect of the $7 million fee payable to PFLT in the event HC2 stockholder approval is not obtained or HC2 cannot complete its registration statement.

•	You suggest that SEC no-action relief may be required in order for HC2 to acquire MCG based on nothing more than a theory with no basis in reality. You also erroneously suggest that HC2 may be an investment company – this is something that we regularly monitor and, if you had taken the time to ask, we would have provided you with our analysis so that you could conclude that HC2 is not an investment company.

•	HC2 is not seeking to operate MCG as an investment adviser and, as you well know, our draft Merger Agreement contemplates that MCG will cease to be a BDC immediately prior to closing – all this requires is the filing of a Form N-54C with the SEC that is effective immediately upon filing.

•	MCG chose to enter into a Merger Agreement requiring it to pay PFLT a $7 million fee to accept a superior proposal. Our proposal offering your stockholders $5.25 per share is, in our view, plainly superior to PFLT’s $4.75 per share transaction and nothing obligates HC2 to pay the $7 million fee to PFLT on MCG’s behalf or causes our $5.25 per share offer to acquire MCG to not be superior unless we pay that fee on MCG’s behalf. Nonetheless, HC2 will reimburse MCG in the amount of $7 million in the circumstances described above or in the event it breaches its covenants in the merger agreement between MCG and HC2 and such breaches result in a termination of the merger agreement by MCG.

•	HC2 is hereby offering to expand the customary bilateral collar from 15% to 20% and to permit MCG to terminate the Merger Agreement with HC2 at no cost to MCG in the event the common stock price of HC2 (calculated on the basis of a 30-day VWAP) declines by 30% or more. These protections should address any concerns of the MCG board of Directors about changes in the value of the HC2 common stock, including due to the impact on HC2’s stock price of any acquisitions or stock issuances HC2 may undertake.

•	HC2 will commit not to pay any dividends prior to the consummation of the acquisition of MCG other than those required by the terms of its existing preferred stock instruments. HC2 will also commit not to modify its compensation practices or to commence or settle material claims or proceedings during the pendency of its transaction to acquire MCG. It also must be noted that, unlike PFLT, HC2 is internally managed and its stockholders do not bear expenses associated with paying a third party manager.

•	You have been critical of HC2’s stock for its “volatility”, but you have failed to measure the stock from a performance-based perspective. The reality is that total and annualized returns of HC2 stock since I became President and Chief Executive Officer of the company are 267.9% and 154%, respectively. Additionally, during my tenure at Harbinger Group, total and annualized returns were 91.7% and 13.9%, respectively. By comparison, PFLT’s total returns for the last 24 months and 12 months through June 1 (based on Bloomberg data) are 12.2% and 8.7% respectively.

•	You criticize HC2’s executive compensation policies but we would like to set the record straight. You failed to mention that a large portion of HC2’s executive compensation is comprised of grants of restricted stock, which vest over a number of years, instead of up-front cash grants. Further, you have compared HC2’s 2014 executive compensation to that of PFLT, but have neglected to mention that when HC2 paid $26.1 million in compensation, it also had returns of 195.8%, whereas PFLT paid approximately $8 million in advisory and administrative fees when it had returns of only 8.1% and just $30.4 million in revenue during the same period.

It seems clear to us that you are bound and determined to defend your pending transaction with PFLT at all costs, even if it means depriving your stockholders of an economically superior transaction. We note that of the two MCG directors who are slated to join the Board of PFLT, one has been a board member at MCG since its initial public offering at a price of $17 per share and the other joined the MCG Board in 2007 when its stock price was $11.61. Ongoing Board roles at PFLT for Messrs. O’Keefe and Neu do not benefit MCG stockholders who are being asked to sell MCG at such a significant discount to those price levels. As you know, however, it is your responsibility to maximize value for the benefit of the MCG stockholders and, in our view, this necessitates supporting the offer from HC2 that, at a price of $5.25 per share, is approximately 10% higher than the pending PFLT transaction.

Sincerely,

Philip A. Falcone

Chairman, President and Chief Executive Officer

HC2 Holdings, Inc.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a business combination transaction with MCGC proposed by HC2, which may become the subject of a registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). This material is not a substitute for the proxy statement/prospectus HC2 would file with the SEC regarding the proposed transaction if a negotiated transaction is agreed or for any other document which HC2 may file with the SEC and send to HC2’s or MCGC’s stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HC2 AND MCGC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by HC2 through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

HC2 and certain of its respective directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of HC2 directors and executive officers in HC2’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 16, 2015, and its proxy statement for the 2015 Annual Meeting, which was filed with the SEC on April 30, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This release contains, and certain oral statements made by our representatives from time to time, may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on current expectations, and are not strictly historical statements. In some cases, you can identify forward-looking statements by terminology such as “if,” “may,” “should,” “believe,” “anticipate,” “future,” “forward,” “potential,” “estimate,” “opportunity,” “goal,” “objective,” “growth,” “outcome,” “could,” “expect,” “intend,” “plan,” “strategy,” “provide,” “commitment,” “result,” “seek,” “pursue,” “ongoing,” “include” or in the negative of such terms or comparable terminology. These forward-looking statements inherently involve certain risks and uncertainties and are not guarantees of performance or results, or of the creation of shareholder value, although they are based on our current plans or assessments which we believe to be reasonable as of the date hereof, including without limitation expectations regarding our proposal to acquire MCGC. Factors or risks that could cause our actual results to differ materially from the results are more fully described in our most recent annual report, quarterly reports or other filings with the Securities and Exchange Commission, which are available through our website at http://www.hc2.com/. Such factors and risks that relate to the proposed transaction include the risk that MCGC may not accept our proposal or negotiate with us; the risk that we may not be able to enter into a definitive agreement relating to the proposed transaction; the risk that we may not obtain regulatory approval of the transactions on the proposed terms and anticipated schedule; the risk that the parties may not be able to satisfy the conditions to closing of the transactions; the risk that the transactions may not be completed in the time frame expected by the parties or at all; and our failure, if the transactions are completed, to achieve the expected benefits of such transactions. Other unknown or unpredictable factors could also affect our business, financial condition and results. Although we believe that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that any of the estimated or projected results will be realized. You should not place undue reliance on these forward-looking statements, which apply only as of the date hereof. Subsequent events and developments may cause our views to change. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so.

ABOUT HC2

HC2 Holdings, Inc. is a publicly traded (NYSE MKT: HCHC), diversified holding company, which seeks to acquire and grow attractive businesses that generate sustainable free cash flow. HC2 has a diverse array of operating subsidiaries, each with its own dedicated management team, across a broad set of industries, including, but not limited to, telecom/infrastructure, large-scale U.S. construction, energy, subsea services and life sciences. HC2 seeks opportunities that generate attractive returns and significant cash flow in order to maximize value for all stakeholders. Currently, HC2’s largest operating subsidiaries are Schuff, a leading structural steel fabricator in the United States, and Global Marine, a leading global offshore engineering company focused on subsea cable installation and maintenance.

For More Information on HC2 Holdings, Inc., Please Contact:

Ashleigh Douglas

ir@HC2.com

212-339-5875